Exhibit 99.1

SaverOne Regains Compliance with Nasdaq Minimum Bid Price Requirement

Petah Tikvah, Israel, Nov. 13, 2024 (GLOBE NEWSWIRE) -- SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company that develops and sells advanced transportation safety solutions (he “Company”), today announced that on November 12, 2024, it received notice from The Nasdaq Stock Market LLC (“Nasdaq”) informing the Company that it has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) (the “Rule”) for continued listing on the Nasdaq Capital Market.

On May 17, 2024, SaverOne received notice from Nasdaq that the Company was not in compliance with the Rule, as its American Depositary Shares (ADSs)failed to meet a closing bid price of $1.00 or more for 30 consecutive business days. To regain compliance with the Rule, the Company ADSs were required to maintain a minimum closing bid price of $1.00 or more for at least 10 consecutive business days. On October 28, 2024, the Company implemented a change in the ADS ratio from one (1) ADS representing five (5) ordinary shares to one (1) ADS representing ninety (90) ordinary shares.

Nasdaq Staff determined that for the 10 consecutive business days between October 28 and November 11, 2024, the closing bid price of the Company’s ADSs has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with the Rule, and this matter is now closed.

About the SaverOne System

SaverOne’s system is installed in vehicles to solve the problem of driver distraction, as a result of drivers using distracting applications on their mobile phones while driving in a way that endangers their safety and the safety of their passengers. This phenomenon is considered one of the leading causes of global road accidents. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile phones while driving. SaverOne’s technology specifically recognizes the driver area in the vehicle. It prevents the driver from accessing distracting applications such as messaging while allowing others (navigation as an example) without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets interested in reducing potential damages and significant costs, vehicle manufacturers interested in integrating safety solutions into their vehicles, and insurance and leasing companies. SaverOne initially addresses car fleets with a focus on the Israeli, European, and US markets and other markets worldwide. SaverOne believes that an increased focus on monitoring and prevention of cellular distraction systems in vehicles, driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company’s strategy is to provide its technology for installation to customers in the aftermarket and address OEM vehicle manufacturers to install the Company’s protection technologies during the vehicle manufacturing process.

About SaverOne

SaverOne is a technology company that designs, develops, and commercializes OEM and aftermarket solutions and technologies to lower the risk of and prevent vehicle accidents.

SaverOne’s initial product line is a suite of solutions that saves lives by preventing car accidents resulting from distraction from using mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, besides those of historical fact, contained in this press release are forward-looking. Forward-looking statements contained in this press release include but are not limited to, statements regarding SaverOne’s strategic and business plans, technology, relationships, objectives, and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations, and financial performance and condition and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions. However, not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks, and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions about future events that may not prove accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from those anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of our technology to substantially improve the safety of drivers; our planned level of revenues and capital expenditures and our ability to continue as a going concern; our ability to maintain our listing on the Nasdaq Capital Market; the ability of our technology to substantially improve the safety of drivers; our ability to market and sell our products; our plans to continue to invest in research and development to develop technology for both existing and new products; our intention to advance our technologies and commercialization efforts; our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology; our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights; our expectations regarding future changes in our cost of revenues and our operating expenses; our expectations regarding our tax classifications; interpretations of current laws and the passage of future laws; acceptance of our business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; our intention to retain key employees, and our belief that we maintain good relations with all of our employees; any resurgence of the COVID-19 pandemic and its impact on our business and industry; and other risks and uncertainties, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 25, 2024  and in subsequent filings with the SEC. Forward-looking statements in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft

+1 212 378 8040

saverone@ekgir.com

Israeli Investors Contact:

Jonathan Eilat

John@theinvestor.co.il